United States securities and exchange commission logo





                            October 20, 2020

       Andrea Petersen
       Chief Executive Officer
       School of Whales Commercial Real Estate Equity Fund, LLC
       3634 NW 2nd Ave
       Miami, FL 33127

                                                        Re: School of Whales
Commercial Real Estate Equity Fund, LLC
                                                            Amendment No. 7 to
Offering Statement on Form 1-A
                                                            Filed October 6,
2020
                                                            File No. 024-10995

       Dear Ms. Petersen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2020 letter.

       Form 1-A/A Filed on October 6, 2020

       Prior Performance, page 54

   1. We note your response to comment 1; however, your disclosure should be updated to the most recent date
practicable. For example, the amount raised from your prior programs is only reflected through
December 31, 2018 and Table I sets forth historical experience for all programs that were
closed on or before August 1, 2019. Please revise.
       Exhibit 1-A 11 - Consent, page 58

   2. Please provide an updated consent from your independent registered public accounting firm.
 Andrea Petersen
School of Whales Commercial Real Estate Equity Fund, LLC
October 20, 2020
Page 2
Exhibit 1-A 12 - Opinion of Counsel, page 58

3.    We reissue comment 3. Please file an updated legal opinion.
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameAndrea Petersen
                                                    Division of Corporation
Finance
Comapany NameSchool of Whales Commercial Real Estate Equity Fund, LLC
                                                    Office of Real Estate &
Construction
October 20, 2020 Page 2
cc:       James Dodrill, Esq.
FirstName LastName